FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Year ended December 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals

Forbes’ pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe (see “Subsequent Events” below).  FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.  Pharmaceuticals in this new class of cholesterol absorption inhibitors, which includes Zetia® produced by Merck / Schering-Plough, display a mechanism of action that differs from that of statins, cholesterol lowering prescription drugs widely available on the market today, and may display a safer profile than statins.  An adjunct therapy such as a cholesterol absorption inhibitor and statin combination may be seen as an active life-management strategy for both generic and branded statin manufacturers.

With FM-VP4, the Company is targeting a US$23 billion anti-dyslipidemics market.  This market is expected to grow at a compounded annual growth rate of 8%, reaching over US$41 billion by 2011 (Datamonitor, December 2003), despite increasing availability of generic statins.  Although statins dominate the cholesterol-lowering market, many patients are not reaching target lipid levels with statins.  The market for cholesterol-lowering combination therapies is expected to grow to US$4.7 billion by 2011.  FM-VP4 could be of strategic importance within this combination market.

In addition to FM-VP4, Forbes has begun to explore indications from its FM-VPx library of compounds, including cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory.   The near-term goal with respect to exploration efforts in this area is to identify which compounds merit further research and development.

Functional Foods and Dietary Supplements

Forbes’ nutraceutical products currently being marketed are Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based, cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process.  They are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between the Company, through its wholly-owned subsidiary Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, which currently has an annual capacity of 1,000 tonnes.  In 2003, the Company announced that the Phyto-Source plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei.  The increased plant capacity is scheduled to be reached in late 2004.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for the account of the Company, with sales to third parties made solely by the Company.  In 2004, the joint venture partners informally agreed that Phyto-S-Sterols would be manufactured for sales directly by Phyto-Source to third parties, with the Company acting as the primary sales agent for the Phyto-S-Sterols.

In May of 2000, Forbes received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the Dietary Supplement Health Education Act (“DSHEA”) regulations in the U.S.  In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to Forbes which allows Forbes and its customers to apply the phytosterol heart-health claim approved by the FDA to Forbes’ range of phytosterol products, including Reducol™.  The Company is currently selling Reducol™ primarily to customers in the United States, mainly for dietary supplements but also as a food ingredient, and is also pursuing relevant approvals for sales of its nutraceutical products in other international markets.  Phyto-Source is currently selling Phyto-S-Sterols to a number of customers in the U.S. and internationally.

Forbes’ nutraceutical research and development activities include the development of a softgel capsule containing phytosterols alone, or a combination of phytosterols with omega-3 fatty acids, and a cholesterol-lowering cooking oil containing Reducol™ named “Vivola™”, (previously referred to as “designer oil”).  In the food area, phytosterols historically have been incorporated mainly into high fat foods such as spreads and dressings.  Forbes is continuing its research work to incorporate phytosterols into a wide variety of foods including dairy products, baked goods and cooking oil, with an emphasis on taste and texture.

The Company’s consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

2003 HIGHLIGHTS:

Clinical Studies

In January 2003, the results of the 2002 Phase I safety study of its cholesterol-lowering pharmaceutical, FM-VP4 were released.  The results have clearly established the safety and tolerability of FM-VP4 over the dose ranges studied.  Subjects were administered single doses of FM-VP4 ranging from 100 mg to 2000 mg.  Even at the highest dosage level of 2000 mg, no serious adverse events were reported emphasizing the excellent safety profile of the drug.

Also in January 2003, Forbes commenced the Phase II clinical trial of FM-VP4. The Phase II study to determine the drug's efficacy was conducted at the Academic Medical Center in Amsterdam.  The Phase II clinical trial consisted of five groups of 20 hypercholesterolemic volunteers, with one group receiving placebo and the remaining groups receiving escalating doses of FM-VP4.  The volunteers were enrolled in block sizes of 25, with 20 receiving FM-VP4 and 5 receiving placebo, on a randomized basis.  Each block was treated daily for 28 days.  Dosing was completed in February of 2004.  The preliminary trial results reported in early April 2004 (see News Release dated April 5, 2004) showed an overall reduction in low-density lipoprotein (“LDL”), as compared with placebo, of 11%.  Thirty-three percent of subjects achieved a greater than 15% reduction at the 400 mg per day dosing level.  In addition to these statistically significant results, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.  Forbes intends to proceed with a Phase IIa Study in the United States involving an expanded number of participants, a longer trial duration and more focused dosage range.

Private Placement Financing

Forbes successfully completed two private placement financings for a total of US$15.56 million (Cdn$20.3 million).   These funds will primarily be used to fund additional research and development and for working capital.

In September 2003, Forbes completed a private placement of units raising US$4.81 million (Cdn$6.6 million), resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,458 broker’s warrants, which have the same terms as the warrants issued to the investors.  The second private placement financing was completed in January 2004 (see “Subsequent Events” below).  Forbes granted resale registration rights in connection with each of these financings and registered these securities for resale on Form F-3 Registration Statements filed with the Securities and Exchange Commission in the United States.

Debt Repayment

In August 2003, Phyto-Source LP (“Phyto-Source”), the Company’s 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid Forbes US$3.0 million of a US$4.0 million loan made by Forbes to the joint venture in 2001 (see “Liquidity and Capital Resources”, below).  The repayment was made with the proceeds from a bank financing guaranteed by Forbes USA and Chusei.

In 2003, Forbes paid all remaining royalties on sales between June 2002 and December 2003 totaling US$2.0 million (Cdn$3.1 million) owed to Novartis in connection with the Company’s acquisition of rights to Reducol™ (see “Results of Operations”, below).

In December 2003, Forbes paid off a Cdn$1.0 million convertible debenture to Canadian Forest Products relating to the Company’s acquisition of phytosterol technology in 2001.  The Company acquired technology related to the extraction of phytosterols from pitch from B.C. Chemicals Ltd. and Canadian Forest Products Ltd., for $2.5 million payable in cash and $1.0 million in the form of a convertible debenture, due December 31, 2003, convertible into the Company’s common shares at $6.18 per share.  This technology was subsequently licensed on a semi-exclusive basis to Phyto-Source LP as part of its formation.

Divestiture of Technology

In April 2003, Forbes sold its pharmaceutical fine chemicals technology which focused on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for gross proceeds of US$1.9 million (Cdn$2.6 million). During 2003, the Company received a total of US$0.95 million with the balance of US$0.95 million due in December 2003.  The final US$0.95 million payment was received in early January 2004.

In late 2002, Forbes re-focused its business on core sterol technology and the decision was made to discontinue research and development of pre-cursor steroid compounds.

Nasdaq National Market Listing

In August 2003, Forbes’ securities were relisted on the Nasdaq National Market from the Nasdaq SmallCap Market after Forbes satisfied the Nasdaq National Market eligibility requirements.

Laboratory Facilities Sub-lease

In October 2003, Forbes entered into a series of agreements with Cavendish Analytical Laboratory Limited (“Cavendish”) of Vancouver, British Columbia, for the lease from Forbes by Cavendish of certain equipment and the sublease by Cavendish of most of the Company’s laboratory facilities at UBC and to conduct certain research activities for Forbes.  Cavendish also purchased certain laboratory equipment from Forbes (see “Research and development”, below).

SUBSEQUENT EVENTS

2004 Private Placement Financing

In January 2004, Forbes completed a private placement of units to raise US$10.75 million (Cdn$13.7 million), resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder, and under certain circumstances, at the option of the Company, for no additional consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  The Company also issued 146,250 broker’s warrants, which have the same terms as the warrants issued to the investors.  In connection with this private placement, warrants to acquire 254,458 common shares were also issued to affiliates of a U.S. registered broker as an advisory fee.

Advisory Boards and Cardiovascular Health Expertise

In January 2004, Forbes appointed Dr. Eric Topol from the Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich, formerly Chairman of the MSAB, will continue as a member of the MSAB.  Dr. Topol's extensive background in cardiovascular research is expected to be a tremendous asset in the clinical development program for FM-VP4.  Dr. Topol's initial responsibility will be to provide direction for Forbes' clinical development plans, selection of sites and the design of clinical studies for U.S. FDA clinical trials for FM-VP4.

In addition, in February 2004, the Company added four leaders in Cardiovascular and Metabolic Syndrome research to its MSAB. The new members are Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D.  For details about the MSAB members’ background and accomplishments, please see the Company’s news release dated February 19, 2004 or view the Company’s website at www.forbesmedi.com, under “Corporate Information”.

4

Stock Options

In January 2004, as part of Dr. Topol’s appointment to the Company’s MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company’s pharmaceutical R&D platform relating to cardiovascular health, options to purchase up to 1,000,000 common shares have been granted subject to regulatory and shareholder approval, to Dr. Topol.  Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.  All options have an exercise price of Cdn$3.69.

RESULTS OF OPERATIONS

In 2001, the Company changed its fiscal year-end from July 31 to December 31.  The financial year comparisons for the years ended December 31, 2003, December 31, 2002 and July 31, 2001 accordingly include the five-month fiscal period ended December 31, 2001.

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001*	Fiscal Year ended July 31, 2001

Revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9
Expenses	(17.6)	(17.0)	(9.0)	(24.9)
Other income (expenses)	2.2	4.9	(1.3)	(2.7)
Net loss	($ 1.1)	($ 4.1)	($ 6.4)	($ 19.7)

Net loss per common share	($0.04)	($0.19)	($0.30)	($0.93)

* on December 31, 2001, the Company changed its fiscal year end from July 31 to December 31.

Fiscal 2003 compared to Fiscal 2002

Included in other income (expenses) for 2003 is a gain of $2.2 million, after transaction costs, recorded on the sale of the Company’s AD/ADD technology for total proceeds of $2.6 million (US$1.9 million).

Included in other income (expenses) for 2002 is a net gain of $6.0 million resulting from Forbes signing an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, which had previously been licensed by Forbes to Novartis.  Under the terms of the agreement, the Company agreed to pay Novartis a total of US$2.5 million (Cdn$3.8 million).  As a result of this $3.8 million purchase, the Company eliminated deferred revenue of $9.9 million resulting in the net gain of $6.0 million.  Of the US$2.5 million purchase price, US$0.5 million was paid, on signing, by way of offset against funds owed by Novartis to Forbes. The balance of US$2.0 million (Cdn$3.1 million) was paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.   Offsetting the net gain of $6.0 million recorded on the settlement to acquire the rights to Reducol™, was an amount of $1.1 million representing the write-down of laboratory assets relating to the Company’s laboratory facilities at the University of British Columbia (“UBC”).  The facility was sub-leased in 2003 (see “Research and development”, below)

During 2003 the Company recorded a net loss of $1.1 million ($0.04 per common share).  These results compare with a net loss of $4.1 million ($0.19 per common shares) for the year 2002. This improvement in 2003 resulted from increased revenues from commercial sales of the Company’s phytosterol products, a one-time gain from the divestiture of its fine chemicals technology, and the streamlining of its research and development to focus on core sterol technology.

Stock based compensation expense of $0.4 million contributed to the net loss for the year ended December 31, 2003 (2002 - $0.02 million).

A foreign exchange loss of $0.4 million (2002 - $0.09 million) also contributed to the net loss for 2003 as a result of the appreciation of the Canadian dollar relative to the US dollar during 2003.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, manufacturing, administration and other expenses.  At December 31, 2003, the Company’s accumulated deficit was $56.4 million (2002 - $55.4 million).

Fiscal 2002 compared to the five-month fiscal  period ended December 31, 2001 and Fiscal July 2001

In the year ended July 31, 2001, the Company wrote down the carrying value of its Amqui sterol manufacturing pilot plant in Quebec by $2.7 million to $3.0 million.

In the five-month fiscal period ended December 31, 2001, the Company took a further write-down of $1.3 million to reflect the anticipated sale price of the Amqui facility.  On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1.6 million.   Upon closing, Forbes received proceeds of $0.4 million.  The balance of $1.2 million remains payable in installments of $0.35 million plus interest paid in May 9, 2003, and a further $0.85 million divided into eighty-four monthly installments beginning September 2002 and ending August 2009.

During 2002, the Company recorded a net loss of $4.1 million ($0.19 per common shares) compared with a net loss of $6.4 million ($0.30 per common share) for the five-month fiscal period ended December 31, 2001 and a net loss $19.7 million ($0.93 per common share) for the fiscal year ended July 31, 2001.

Stock based compensation expense of $0.02 million contributed to the net loss for the year ended December 31, 2002 (5-month fiscal period ended December 31, 2001 and fiscal year ended July 31, 2001 - Nil).

At December 31, 2002 the Company’s accumulated deficit was $55.4 million (5-month fiscal period ended December 31, 2001 - $51.3 million; fiscal year ended December 31, 2001 - $44.8 million).

REVENUES

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001	Fiscal Year ended July 31, 2001

Phytosterol sales	$ 13.9	$ 6.9	$ 2.8	$ 3.7
Licensing	0.2	0.9	0.9	2.1
Phytosterol revenues	14.1	7.8	3.7	5.8
Interest and other	0.2	0.2	0.2	2.1
Total revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9

Fiscal 2003 compared to Fiscal 2002

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2003 totaled $14.3 million compared with $8.0 million for the fiscal year ended December 31, 2002.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded – Phyto-S-Sterols) during the period and amortization of previously received license fees in accordance with the Company’s revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2003 totaled $14.1 million compared with $7.8 million for the year ended December 31, 2002.

Phytosterol sales for fiscal 2003 were $13.9 million compared with $6.9 million for fiscal 2002.  In the year ended December 31, 2003, the bulk of the Company’s revenues was earned from sales to two main customers.  The significant increase in sales for the year ended December 31, 2003 is primarily as a result of the Company’s share of sales of non-branded sterols from the Phyto-Source joint venture under a major supply agreement secured in September of 2002 (see Company news releases dated September 19, 2002 and January 15, 2003).  Shipments under this two-year agreement commenced in January of 2003.  The agreement, when completed in late 2004, is expected to generate a total of US$40 million in sales to Phyto-Source, the 50% joint venture portion of which is incorporated in the Company’s consolidated financial statements.

In 2003, the Company extended its supply and licensing contract for up to three years with Pharmavite for the continued sale of Reducol™.  An amount of US$0.3 (Cdn$0.45) million advanced as an upfront licensing fee is being amortized over the life of the agreement. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite's exclusive rights to the mass-market distribution channel in the United States.

The Company is in negotiation with potential customers internationally to expand its customer base.

Fiscal 2002 compared to the five-month fiscal period ended December 31, 2001 and Fiscal July 2001

Total revenues reported by Forbes, including interest income, for the fiscal year ended December 31, 2002 totaled $8.0 million compared with $3.9 million for the five months ended December 31, 2001 and $7.9 million for the year ended July 31, 2001.

Phytosterol revenues for the year ended December 31, 2002 totaled $7.8 million compared with $3.7 million for the five-month fiscal period ended December 31, 2001, and $5.8 million for the fiscal year ended July 31, 2001.  Phytosterol revenues include direct sales of phytosterol products during the period and amortization of previously received license fees in accordance with the Company’s revenue recognition policies.

Phytosterol sales for fiscal 2002 were $6.9 million compared with $2.8 million for the five months ended December 31, 2001, and $3.7 million for fiscal, 2001.  In 2002, the bulk of the Company’s revenues was earned from sales to two main customers.  The increase in sales for the year ended December 31, 2002 and the five-month period ended December 31, 2001 is primarily as a result of the Company’s share of sales of non-branded sterols from the Phyto-Source joint venture.  Sales of Forbes Phytrol™ product (consumer branded as Reducol™) commenced in dietary supplements in the United States with Twin Laboratories (Cholesterol Success™) and Pharmavite (Nature Made’s Cholest-Off™) in the latter part of 2001. The Company’s license agreement with Twin Laboratories was terminated in early December, 2003 as a result of Twin Laboratories having failed to meet certain requirements of the license.

OPERATING EXPENSES

Summary: (millions of $ except per share values)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001	Fiscal Year ended July 31, 2001

Cost of sales, marketing & product development	$ 8.2	$ 7.2	$ 3.9	$ 9.7
Research and development	2.1	3.2	2.1	7.1
General and administrative	5.3	4.3	2.1	7.0
Depreciation/amortization	2.0	2.3	0.9	1.1
Total operating expenses	$ 17.6	$ 17.0	$ 9.0	$ 24.9

Fiscal 2003 compared to Fiscal 2002

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2003 totaled $8.2 million compared with $7.2 million for the year ended December 31, 2002.

2003 represented the first year in which Phyto-Source, the Company’s joint venture manufacturing facility in Texas operated near full-capacity in the production of phytosterol products for commercial sale.  Economies of scale, production improvements and gross margins achieved in 2003 were in line with Management’s expectations.  Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs.  Also included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company’s development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see “Divestiture of Technology” under 2003 Highlights, above).

Research and development   The Company’s net research and development (“R&D”) expenses for the year ended December 31, 2003, totaled $2.1 million compared with $3.2 million for the year ended December 31, 2002.

The reduction in R&D expenditures in fiscal 2003 and 2002 over 2001 is partly as a result of the Company’s decision to focus its core research and development on cardiovascular and, specifically, cholesterol-lowering compounds such as FM-VP4.  Non-core research, not directly related to the Company’s new and more focused R&D project pipeline, was suspended as the Company successfully continued cost-saving directives implemented in mid 2002.  A major part of R&D expenditures in 2003 was in the area of pre-clinical and clinical development, including the Phase II trial of FM-VP4.  Contributing to the reduction in R&D expenses in 2003 was the receipt of approximately $0.6 million of provincial incentive tax credits from the Province of Quebec.  R&D expenditures are expected to increase significantly in 2004 as core research projects are progressed, clinical work on FM-VP4 continues, and the Company’s project pipelines are further explored.

The Company’s closing of its laboratory at UBC in 2002 and subsequent sub-lease in 2003 of the laboratory facilities (see “Laboratory facilities sublease” under “2003 Highlights”, above) also contributed to a reduction in R&D expenditures in 2003 and 2002.   Research, which had been conducted at the facility is being outsourced to third-party laboratories.  Some of the Company’s continuing research work is being performed by the laboratory space sub-lessee, Cavendish.  A research agreement signed in July 2003 by Forbes and Cavendish spans a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  Cavendish is paying Forbes approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of the total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2003 totaled $5.3 million, compared with $4.3 million in fiscal year 2002.   In 2003, G&A increased by 23% over 2002.   By type of costs incurred, G&A for 2003 consists of professional services - $1.3 million (2002 - $1.3 million), salaries and benefits - $1.1 million (2002 - $0.7 million); travel - $0.2 million (2002 - $0.2 million); occupancy costs - $0.4 million (2002 - $0.4 million); and operations - $2.3 million (2002 – $1.7 million).  The increase in wages is primarily as a result of the addition of staff in 2003, and the re-payment in 2003 of deferred wages from 2002, net of a reduction in 2002 of tenure allowance liability of approximately $0.2 million.  An additional component of G&A is an amount for non-employee stock-based compensation expense recorded in 2003 of $0.4 million (2002 - $0.02 million).  Operations increased due to increased insurance premiums for 2003 and increased administrative expenditures resulting from increased business activity in 2003.  G&A expenses are expected to increase in 2004 resulting from increased staffing levels, expanded investor relations and business development programs and an expansion of head office space.

Depreciation and amortization (“Amortization”)  Amortization expense relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture.  The decrease in amortization relates mainly to the divestiture of a majority of the Company’s laboratory equipment at UBC (see “Research and development”, above).   For the year ended December 31, 2003 Amortization totaled $2.0 million compared with $2.3 million for the year ended December 31, 2002.  For the year ended December 31, 2003, of the total $2.0 million (2002 - $2.3 million) of Amortization, $0.8 million (2002 - $1.0 million) pertains to depreciation of assets and $1.2 million (2002 – $1.3 million) pertains to amortization of the Company’s technology licenses.  The Company’s technology is being amortized over ten years.

Fiscal 2002 compared to the fiscal five-month period ended December 31, 2001 and Fiscal July 2001

Cost of sales, marketing and product development (“Cost of Sales”)  Cost of Sales for the year ended December 31, 2002 totaled $7.2 million compared with $3.9 million for the five-month period ended December 31, 2001 and $9.7 million for the year ended July 31, 2001.

Fiscal 2002 did not represent a year of full commercial production and included additional costs of plant upscaling including production method adjustment costs.  Also included in fiscal 2002 was an amount of approximately  $0.8 million of upscaling costs for the Company’s development of the fine chemical AD/ADD (the AD/ADD technology was subsequently sold in 2003, see “Divestiture of Technology” under 2003 Highlights, above).  In the five-month fiscal period ended December 31, 2001 and the year ended July 31, 2001, significant inventory valuation adjustments were included in the Cost of Sales figure relating to start-up and development costs for both the sterols and fine chemicals businesses.

Research and development   The Company’s net R&D expenses for the year ended December 31, 2002, totaled $3.2 million compared with $2.1 million for the five months ended December 31, 2001, and $7.1 million for the year ended July 31, 2001.

R&D expenditures for the fiscal year ended July 31, 2001 and the five-month fiscal period ended December 31, 2001 included the operating costs of the Company’s laboratory facilities at UBC.  Since mid-2002, non-core research, not directly related to the Company’s new and more focused R&D project pipeline, has been suspended reducing overall R&D expenditures.

In December of 2002 the Company wrote down a net book balance of $1.1 million in laboratory assets including an amount of $0.7 million for leasehold improvements.  Also in 2002, laboratory equipment valued at $0.2 million has been transferred to UBC as payment in kind for future research services.  $0.16 million of the payment in kind was utilized for research work and expensed in 2003.

General and administrative  G&A expenses for fiscal year 2002 totaled $4.3 million compared with $2.1 million for the five-month fiscal period ended December 2001 and $7.0 million in fiscal year ended July 31, 2001.  In 2002 G&A showed an overall reduction from the five-month fiscal period ended December 31, 2001 and fiscal 2001 primarily attributable to downsized operations including the reduction in staff levels, resulting in lower personnel costs and related expenses.  By type of costs incurred, G&A for 2002 consists of professional services - $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.6 million), salaries and benefits - $0.7 million (5-month fiscal period ended December 31, 2001 - $0.8 million; fiscal year ended December 31, 2001 - $2.9 million); travel - $0.2 million (5-month fiscal period ended December 31, 2001 - $0.1 million; fiscal year ended December 31, 2001 - $0.3 million); occupancy costs - $0.4 million (5-month fiscal period ended December 31, 2001 - $0.2 million; fiscal year ended December 31, 2001 - $0.7 million); and operations - $1.7 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.5 million).  In 2002 cost cutting measures were implemented and some wages were deferred and repaid in 2003.  Wages in 2002 included a net reduction of tenure allowance liability of approximately $0.2 million.  An additional component of G&A is an amount for stock based compensation expense recorded in 2002 of $0.02 million (5-month fiscal period ended December 31, 2001 and fiscal year ended December 31, 2001 - Nil).

Depreciation and amortization (“Amortization”)     Amortization expense for 2002 relates to the amortization of equipment and intangible assets acquired upon the formation of the Phyto-Source joint venture.   For the five months ended December 31, 2001 Amortization relates mainly to the depreciation of laboratory equipment and leasehold improvements for the laboratory space at UBC.  In Fiscal 2001, Amortization relates largely to the depreciation of assets at the Company’s Amqui pilot plant facility.  For the year ended December 31, 2002 Amortization totaled $2.3 million compared with $0.9 for the five-month period ended December 31, 2001 and $1.1 for the year ended July 31, 2001.  For the year ended December 31, 2002 of the total $2.3 million (5-month fiscal period ended December 31, 2001 - $0.9 million; fiscal year ended December 31, 2001 - $1.1 million) of Amortization, $1.0 million (5-month fiscal period ended December 31, 2001 - $0.4 million; fiscal year ended December 31, 2001 - $0.01 million) pertains to depreciation of assets and $1.3 million (5-month fiscal period ended December 31, 2001 - $0.5 million; fiscal year ended December 31, 2001 - $1.1 million) to amortization of the Company’s technology licenses.  The Company’s technology is being amortized over ten years.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$3.4	$3.5	$3.4	$4.0	$2.4	$2.7	$1.3	$1.6
Net income (loss)	$0.1	$2.1	($1.4)	($1.9)	($2.1)	$3.0	($1.9)	($3.1)
Net income (loss) per share	$0.01	$0.09	($0.06)	($0.08)	($0.10)	$0.14	($0.09)	($0.14)

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings, sales revenues (2003 and 2002) and, to a lesser extent, license revenues and government grants.

The Company’s net cash and short-term investments as of December 31, 2003 totaled $5.8 million, compared with $0.4 million as at December 31, 2002.  The Company had working capital of $6.7 million at December 31, 2003 (2002 – working capital deficit $3.5 million).  The increase in cash and working capital in 2003 was mainly due to increased sales revenues, the proceeds of a US$4.8 million financing and the partial US$3.0 million repayment of a joint venture loan.

Cash used in operating activities was $4.7 million in fiscal 2003, compared to $3.8 million in fiscal 2002, $6.2 million in the five-month fiscal period ended December 31, 2001, and $24.7 million in the fiscal year ended July 31, 2001.  The main increase in cash used for 2003 resulted from the decrease in current payables including the payment of royalties to Novartis in 2003 (see Note 11 (a) to Consolidated Financial Statements). The decreases in cash used from the year ended July 31, 2001 to the year ended December 31, 2002 primarily reflect the decrease in Forbes’ net loss for each year.  Net changes in non-cash working capital items used cash of $3.8 million in 2003 compared with $3.9 million of cash provided in the year 2002, a use of cash of $1.0 million in the five-month fiscal period ended December 31, 2001, and a use of cash of $6.7 million in the year ended July 31, 2001.  The changes in non-cash working capital items each year mainly reflect the changes in inventory levels and changes in accounts receivable, accounts payable and accrued liabilities.

Investing activities in 2003 provided cash of $1.9 million compared with net cash of $1.4 million used in 2002, $4.1 million of cash provided in the five-month period ended December 31, 2001, and $21.8 million of cash provided for the year ended July 31, 2001.  Cash provided in 2003 related mainly to the partial loan re-payment from Phyto-Source and proceeds from the divestiture of the AD/ADD technology.  This cash influx was offset by the acquisition of short-term investments and the acquisition of capital assets at the Phyto-Source manufacturing facility near Houston, Texas.

In August 2003, Phyto-Source LP, the Company’s 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid US$3.0 million of the original US$4.0 million loan made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. (“Forbes USA”), the Company’s U.S. subsidiary and Chusei USA.   Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.

In fiscal 2003 financing activities provided $6.9 million of cash.  This increase was the result of a private placement financing completed in September of 2003 in the amount of US$4.8 million and Phyto-Source securing a US$3.0 million loan with a major US financial institution.  In fiscal 2002, net cash of $1.1 million was provided by two private placements.  On January 24, 2003, 1.575 million special warrants issued in September of 2002 were converted, at no cost to the holders, into common shares of the Company at a rate of 1.05 common shares per warrant.  Also in fiscal 2002, a net amount of $1.2 million of cash was used to retire a US$2.0 million demand loan owed by the Phyto-Source joint venture to an unrelated third party, and to reduce notes payable.  Accordingly, net cash used in/provided by financing activities was not significant for 2002, nor was it significant for the five months ended December 31, 2001.  Cash provided by financing activities was $1.3 million in the year ended July 31, 2001.

At December 31, 2002, the Company was committed to invest a balance of $2.1 million (US$1.35) million in Phyto-Source  towards completion and operation of the manufacturing facility.  With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

In 2003 the Company also had commitments under various research and development contracts for up to $1.7 million, which includes $0.6 million related to the Phase II clinical trial in Amsterdam for FM-VP4.

CONTRACTUAL OBLIGATIONS

The following table sets out the Company’s known contractual obligations as specified in the table as of December 31, 2003, the Company’s latest fiscal year-end balance sheet.

Contractual obligations (as at December 31, 2003) (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating lease obligations (i)	$1.6	$0.7	$0.9	-	-
Research and development contracts (ii)	$1.7	$1.3	$0.3	$0.1	-
Total	$3.3	$2.0	$1.2	$0.1	-

(i)

Operating leases comprise the Company’s long-term leases of rental properties, photocopiers, and postage meter;  also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars;  Included in operating leases is the Company’s lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the full lease term.

(ii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.    See, however, “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Forbes’ consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 18 to the consolidated financial statements for the year ended December 31, 2003.

In preparing the Company’s consolidated financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based on the information available to the Company at the time that these estimates and assumptions are made.  Actual results could differ from the Company’s estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which the Company believes are the most critical to assist in fully understanding and evaluating its reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2002 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of the Company’s significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  The Company’s functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  The Company has a stock-based compensation plan, which is described in note 10(e) of the consolidated financial statements.  Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees.  Consideration paid by employees as the exercise of stock options is recorded as share capital.  The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method.

The Company accounts for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees  Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.

  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9 of the consolidated financial statements.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”), the British Columbia Securities Commission (the “BCSC”), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, research and development, financings, operations, divestitures, products and services; the impact of regulatory initiatives on the Company’s operations; the Company’s share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “expected”, “expects,” “promising”, “anticipates,” “believes,” “intends,” “estimates,” “projecting”, “projects”, “planned”, “plans”, “goal”, “scheduled”, “pursuing” and similar expressions or variations thereon, or that events or conditions “will,” “may,” “could” or “should” occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds  As at December 31, 2003, the Company has a cumulative deficit of $56.4 million.  The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, the Company will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should the Company be unable obtain additional funding, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on the Company’s cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company’s interest in the project or property subject thereto.

  Dependence Upon a Few Customers and Products  Most of the Company’s revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for the Company’s products, or the ability of such customers to meet their contractual obligations may negatively impact the Company’s business and operations.  The supply agreement with the Company’s largest customer is currently scheduled to terminate at the end of 2004, and it is not known at this time whether such agreement will be renewed.   The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company’s sales and revenues.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell the Company’s products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place

  inability to protect the Company’s intellectual property rights necessary for the research and development,  manufacture and sale of the Company’s products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company the risk of obsolescence of the Company’s technology

  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

  Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company’s products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company’s future revenues and business.

  Future Revenues and Profitability are Uncertain   The Company’s future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company’s products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

  The Company has a History of Losses   For the fiscal year ended December 31, 2003, the Company reported a net loss of $1.1 million and an accumulated deficit of $56.4 million.  The Company anticipates that it will continue to incur significant losses during fiscal 2004 and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company’s recently launched products or products currently under development will be commercially successful.

  Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company’s resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel  The Company’s ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

  Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company’s insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company’s ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

  Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company’s business and operating results.

  Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company’s resources.

  Inflation  The impact of inflation on the Company’s operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company’s filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company’s annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company’s management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.